PDSi
PINNACLE DATA SYSTEMS, INC.

PINNACLE DATA SYSTEMS, INC.

2001 ANNUAL REPORT TO SHAREHOLDERS

PINNACLE DATA SYSTEMS, INC.

2001 ANNUAL REPORT

CONTENTS

A MESSAGE FROM OUR CEO

To Our Shareholders 2001 was a challenging year for our company, our industry and our nation. We entered the year with record sales in the quarter and year ended December 31, 2000 and indications were the trend would continue in 2001. Inventory was at record levels in anticipation of continued high product sales. Sales, general and administrative (SG&A) expense levels were increased due to strategic decisions to increase spending on the development of application-specific products for the telecommunications industry, leveraging our research and development efforts, and building our own sales force to generate more customer leads and sell the new products being developed. In the first quarter of 2001, the growth trend continued with another record sales quarter of $7.3 million. Most of the sales growth came from application-specific products built for individual customers in telecommunications, medical imaging and process control. Then, the faltering economy, the recession and, finally, the tragic events of September 11 came; each one moving existing product orders further out and delaying decisions on proposals for new product development.

Our company responded well to the changing business environment in 2001, taking action to mitigate the economic slowdown and adjusting our operating strategy to manage through the downturn and prosper going forward. In the first quarter of 2001, we reorganized into two distinct operating groups, Product and Service, to increase our ability to manage our processes and to better focus on growing the individual segments. That reorganization has been key to our ability to effectively operate in this business climate.

As product sales slowed during the year, the Product Group focused on working with existing customers to keep inventory moving, getting the new products to market, building a larger customer base for the new products and customer-specific application development projects, and, even more so as the year progressed, reducing costs. The TS1000, a high-availability telecommunications call processing computer we introduced early in 2001, has now been specified by Alcatel, a $22 billion international telecommunications equipment provider, as a key component of its Intelligent Network System offering. The TS1350 and Blueswitch products we introduced in December are positioned to be the first in a line of next generation blade computing products for networking and telecommunications applications and are generating significant market interest. The TS1350 is one computer chassis that will hold up to fifteen PDSi-developed single-board computers that share power supplies, fans and network connections; thus saving material and operating cost, reducing space requirements, and simplifying installation and maintenance.

The Service Group focused on building its reputation as a premier supplier of repair and logistics services to existing customers, and on the development and implementation of new business; most notably, landing the contract and implementing the program to become the exclusive global provider of depot repair services for Hewlett-Packard (H-P) Unix-based workstations. The H-P contract is expected to increase our service business as much as 75-80% in 2002, and provide additional opportunities to service other H-P product lines in the future. The Service Group also developed a web-based e-commerce system to more efficiently provide existing as well as new repair and logistics services. That system is being implemented for H-P in the first quarter of 2002, and is expected to be an attractive offering for other prospective electronics original equipment manufacturers (OEMs).

Therein lies the beauty of our business model. The longer companies put off investment in new equipment, the more repair of older equipment they will require. We leave 2001 behind and enter 2002 shifting our focus and resources towards providing more repair and logistics services to more customers. When the economy spurs our markets into additional capital spending, we can, and will shift or add more resources to products. In the meantime, many of our technicians who were building products are now repairing boards. Our product sales and support people have been trained in our service offerings and are actively working to win new OEM repair business. This shifting takes a very talented and very flexible workforce, in all disciplines of the organization, which we are very fortunate to have.

Growth is in our future. However, the focus is on immediate and long-term growth in earnings for our shareholders, whether that is in products or services, and that may not necessarily equate to a bigger top line sales number for the company in 2002. We are committed to a return to profitability in 2002. We started 2002 reducing our employee count by 10%, cutting contracted services and related fees to a minimum and economizing throughout the company in areas such as the production of this Annual Report.

There continues to be significant growth opportunities for our products and services in the marketplace. However, they are slow in coming to fruition as the economy continues to lag. As the economy picks up, and there are some signs of that as I write this letter, we will be ready, as a company, to resume our growth pattern and create more value for our shareholders. Additional financing will be sought for high potential growth and return opportunities that require it.

I'd like to take this opportunity to thank all of our shareholders for their interest, investment and support in turbulent times. Our gratitude also extends to our customers, suppliers, board of directors and employees for their continuing partnership, dedication and hard work to build this company.

We hope you will join us for our Annual Shareholders Meeting on April 25, 2002 at our facility near Columbus, Ohio.

Respectfully,

John D. Bair
Chairman, CEO and President

THE COMPANY

Pinnacle Data Systems, Inc., herein referred to as the "Company", is located at 6600 Port Road, Groveport, Ohio 43125. The Company designs, assembles and sells computer systems and components and provides computer repair and other related services to Original Equipment Manufacturers (OEMs) in the telecommunication, medical system, process control, and computer industries. For the fiscal year ended December 31, 2001, the Company's operations are reported in two business segments: Products and Services.

Products

The Company's products are custom-designed to meet special computer system requirements that cannot be met by off-the-shelf products and are resold by OEMs to end-users as components in their products. We help OEMs by engineering, designing, manufacturing, assembling, modifying, and integrating computer equipment to fit their application. Many of our products are based on high performance computer processor technology and circuit board products manufactured by Sun Microsystems, Inc. (Sun), one of the world's largest producers of computer components and systems. We combine Sun's products and other vendor off-the-shelf computer peripherals with technologies that we engineer and develop, such as customized circuit boards, enclosures, power supplies and other engineered components and software, into our finished products. In our largest volume products, Sun off-the-shelf products constitute approximately 40-55% of the product's total components cost, other vendor off-the-shelf peripheral products such as power supplies and disk drives constitute another 18-22%, and 25-35% is constituted by products we design and develop, and modify or manufacture. These percentages vary from product to product. By leveraging our expertise and experience in engineering and integrating our internally developed products with Sun's and other vendors' technologies, we are able to offer product solutions with minimal product design costs.

The Company is also a SunSoft Master Distributor and is authorized to provide its customers with the right to use Solaris, Sun Microsystem's UNIX operating system. We also resell fail-over software in our high availability systems; systems with redundant components designed with capabilities to eliminate down-time.

Services

The Company offers complete after-the-sale service and support for other OEM's products, as well as its own; including repair, logistics, and product end-of-life management services. We provide depot repair services for advanced technology systems, printed circuit board assemblies, other computer peripherals and components, where the damaged or malfunctioning equipment is sent to our facilities ("depot") for repair. We do not provide any repairs outside of our facilities. Our repair capabilities are extensive. However, we primarily repair Sun or H-P UNIX-based processors, systems based on them and related components. We also manage "advanced-exchange" repair programs for Sun and H-P, where we send out a replacement part from the OEM's inventory stocked at our facility, overnight when necessary, and receive the malfunctioning part back, usually, within a few days, to repair and replace in the OEM's inventory. In addition to providing Sun repair services, we also partner with Sun in the distribution of both repairable and consumable Sun replacement parts to Sun customers using an online information management system connecting our two companies. Consumable parts are new parts; generally less expensive to replace than repair. Additional revenue is generated from the sale of spare parts and components. Our end-of-life product management service allows our customers to maximize their investment in technology by providing continued support for products no longer supported by the original manufacturer. This allows OEMs to eliminate or delay the engineering and software development charges required to integrate new technology into their products. For example, many other OEMs products include Sun components. When Sun stops manufacturing those components, the OEM could be left without a source for parts needed to continue to build or repair its products. In partnership with Sun, we provide the parts, either new or refurbished.

Our products and services are complementary and are combined in a synergistic business model. The services we offer provide a competitive advantage in selling our products. We can offer the purchasers of our products a more complete answer to their system or component needs by providing not only the product, but also its service and support after the sale. Likewise, new product development provides us with a competitive advantage in selling repair services. Product development and engineering activities keep us current with the latest technology and how to repair it. When the economy and capital spending for new equipment declines, repairs on equipment already in the field increases.

FIVE YEAR SELECTED FINANCIAL INFORMATION
(in thousands, except earnings per share)

		2001	2000	1999	1998	1997
FINANCIAL RESULTS						
Sales	Total	$22,672	$25,316	$12,203	$9,032	$6,551
	Products	18,118	21,048	9,058	6,142	4,286
	Services	4,554	4,268	3,145	2,890	2,265
Gross profit	Total	$ 4,420	$ 6,388	$ 3,121	$1,840	$1,746
	Products	3,365	4,603	1,807	1,125	906
	Services	1,055	1,785	1,314	715	840
Gross profit margin %	Total	19.5%	25.2%	25.6%	20.4%	26.7%
	Products	18.6%	21.9%	19.9%	18.3%	21.1%
	Services	23.2%	41.8%	41.8%	24.7%	37.1%
Operating Expenses		$ 5,191	$ 4,541	$ 2,470	$1,751	$1,412
Income (loss) from operations		$ (771)	$ 1,847	$ 651	$ 89	$ 334
Interest expense		$ 351	$ 229	$ 92	$ 84	$ 69
Net income (loss)		$ (690)	$ 1,014	$ 351	$ 1	$ 157
Basic earnings (loss) per share		$ (0.13)	$ 0.20	$ 0.07	$ —	$ 0.03
Diluted earnings (loss) per share		$ (0.13)	$ 0.18	$ 0.07	$ —	$ 0.03
FINANCIAL POSITION						
Current assets		$ 7,776	$14,309	$ 5,450	$3,145	$2,901
Net fixed assets		$ 1,446	$ 1,174	$ 856	$1,059	$1,097
Current liabilities		$ 5,630	$11,170	$ 3,765	$1,578	$1,499
Long-term liabilities		$ 98	$ 208	$ 145	$ 608	$ 495
Stockholder's equity		$ 3,546	$ 4,124	$ 2,414	$2,019	$2,006
Current ratio		1.4	1.3	1.4	2.0	1.9
Long-term debt to equity ratio		0.0	0.1	0.1	0.3	0.2
Return on equity		-18.0%	31.0%	15.8%	0.0%	8.8%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Financial Statements and Notes contained herein.

This annual report, including the following sections contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward-looking statements that speak only as of the date thereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors. Such factors include, but are not limited to, adverse changes in general economic conditions, including adverse changes in the specific markets for our products and services, adverse business conditions, decreased or lack of growth in the computing industry, adverse changes in customer order patterns, including any decline or change in product orders from large customers like the four customers that made up approximately 80% of our revenue during 2001, increased competition, any adverse change in Sun Microsystems' business or our relationship with Sun, around whose computing platforms a large portion of our business is based, lack of acceptance of new products, pricing pressures, lack of adequate financing to take advantage of business opportunities that may arise, lack of success in technological advancements, risks associated with our new business practices, processes and information systems, and other factors.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the Financial Statements and accompanying notes. Note 1 to the Financial Statements in the Annual Report on this Form 10-KSB for the year ended December 31, 2001 describes the significant accounting policies and methods used in the preparation of the Financial Statements. Estimates are used for, but not limited to, the accounting for allowance for doubtful accounts and inventory reserves. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Financial Statements.

The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due us could be adversely affected.

Inventory purchases and commitments are based upon future demand forecasts. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin would be adversely affected.

OVERVIEW

We are a leading provider of application-specific, high-density hardware solutions and global service and support for the world's leading OEMs in the telecommunications, medical systems and enterprise markets. Specializing in the engineering, manufacturing and repair of powerful, reliable and scalable Unix-based hardware platforms, we offer a broad range of innovative board and system-level data transmission products supported by comprehensive product lifecycle management programs encompassing depot repair, advanced exchange, contact center support and end-of-life control.

We began to experience the impact of the global economic slowdown in the second quarter of 2001 and its effect continued through the rest of the year in the form of reduced product orders. We expect the slowdown to continue to impact results throughout 2002 as our OEM customers continue to work off inventory and wait for end-user capital spending to regain momentum before resuming normal order patterns, particularly in regard to upgrading their technology infrastructure.

We leave 2001 behind and enter 2002 shifting our focus and resources towards providing more repair and logistics services to more customers. When the economy spurs our markets into additional capital spending, we can, and will shift or add more resources to products. In the meantime, many of our technicians who were building products are now repairing boards. Our product sales and support people have been trained in our service offerings and are actively working to win new OEM repair business.

The focus is on immediate and long-term growth in earnings for our shareholders, whether that is in products or services, and that may not necessarily equate to a bigger top line sales number for the company in 2002. We are committed to a return to profitability in 2002. We started 2002 reducing our employee count by 10%, cutting contracted services and related fees to a minimum and economizing throughout the company. If our OEM customer orders continue at the current pace, additional cost reductions similar to these may be required to attain our goal of returning to profitability in 2002.

The following discussions and analyses are for the year ended December 31, 2001 compared to the year ended December 31, 2000.

SALES

Sales for 2001 and 2000 were as follows:

	Year		%
	2001	2000	Change
	($ thousands)		
Total company	$22,672	$25,316	-10%
Product	18,118	21,048	-14%
Service	4,554	4,268	7%

After record product sales in the first quarter of 2001, customers placed orders cautiously. Sales to the largest product customer in 2000, representing about 35% of 2000 product sales, were down 75% in 2001. However, other growing customer programs partially offset that decline and overall product sales were down only 14% for the year.

Service sales in 2001 were up 7% compared to 2000, partially because we began providing repair services to H-P pursuant to a new agreement signed in the third quarter. Previously, almost all service sales were to Sun. We expect revenue from the H-P agreement to ramp up to an annual run rate of between $3 million and $4 million in 2002. The 2001 increase in service sales also resulted in part from temporary fulfillment and logistics services provided to Sun in the first half of the year. We do not believe the current economic conditions have significantly impacted on-going repair sales.

GROSS PROFIT

Gross profit for 2001 and 2000 was as follows:

	Year		%
	2001	2000	Change
	($ thousands)		
Total company	$4,420	$6,388	-31%
Product	3,365	4,603	-27%
Service	1,055	1,785	-41%

The gross profit margin percentages for 2001 and 2000 were as follows:

	Year	
	2001	2000
	($ thousands)	
Total company	19%	25%
Product	19%	22%
Service	23%	42%

For 2001, the decline in gross profit margin on product sales compared to 2000 was the result of lost volume leverage, economic pressure on pricing and increased inventory reserves.

For 2001, major factors in the decline of the gross profit margin on service sales were an increase of approximately $192,000 in inventory reserved in 2001 over 2000, higher direct labor and other service costs related to ramping up the new repair and logistics program for H-P, some temporary lower margin distribution work taken early in 2001 and a significant amount of higher margin non-recurring engineering work sold in 2000.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A), RESEARCH AND DEVELOPMENT (R&D) AND INTEREST EXPENSES

SG&A, R&D and interest expenses for 2001 and 2000 were as follows:

	Year		%
	2001	2000	Change
	($ thousands)		
SG&A expense	$3,823	$3,414	12%
R&D expense	1,368	1,127	21%
Interest expense	352	229	53%
Total expense	5,543	4,770	16%

In 2001, the increase in SG&A expenses resulted primarily from the strategic expansion of the product sales force, partially offset by management's fourth quarter decisions to forego bonuses and the company matching contributions to the 401(k) plan. R&D expenses also increased to fund the strategic development of new products. A cost reduction program implemented in January 2002 is expected to continue new product development, but at a lower level, focusing on what are believed to be the highest potential opportunities with the highest probability of market success. It is also intended to return SG&A and R&D expenses to pre-2001 levels until sales and gross profit increases require and will cover the additional cost, or financing is obtained to fund additional growth opportunities. On March 6, 2002 we issued a press release correcting the SG&A and R&D expense totals that were previously announced in a press release issued on February 20, 2002. A total of $664,392 of expenses that were included as R&D expenses in the earlier release should have been attributed to SG&A.

In 2001, increased use of the credit line to fund higher levels of inventory and receivables in the first half resulted in higher interest expense compared to 2000. End-of-year 2000 inventory buys to support then higher sales volume requirements and to obtain better pricing, and the abrupt slowdown of shipments in the second quarter, resulted in significantly higher inventory levels through the first three quarters of 2001. However, inventory was sold off and declined each quarter in 2001, resulting in inventory dropping below 2000 levels by the fourth quarter of 2001. Monthly interest rates paid on the line of credit decreased during both years, from 8.15% to 3.90% in 2001, and from 9.25% to 8.5% in 2000.

INCOME TAXES AND NET INCOME/(LOSS)

Income/(loss) before taxes, income taxes and net income/(loss) for 2001 and 2000 were as follows:

	Year 2001	Year 2000	% Change
	($ thousands)		
Income/(loss) before income taxes	($1,123)	$1,618	-169%
Income taxes	(433)	604	-172%
Net income/(loss)	(690)	1,014	-168%

Earnings/(loss) per share for 2001 and 2000 were as follows:

	Year 2001	Year 2000
	($ thousands)	
Basic EPS	($0.13)	$0.20
Fully diluted EPS	($0.13)	$0.18

Weighted average number of shares outstanding:

	Year 2001	Year 2000
	($ thousands)	
Basic	5,460,394	5,065,521
Fully diluted	5,460,394	5,719,486

Net income before taxes fell approximately $2.74 million for the year 2001, compared to 2000. The decline was split between lower sales and gross profit margins (approximately $1.97 million) and increased expenses to grow the company (approximately $0.77 million).

LIQUIDITY AND CAPITAL RESOURCES

A summary of changes in current assets for the year is as follows:

	12/31/01	12/31/00	% Change
	($ thousands)		
Accounts receivable	$3,211	$ 5,374	-40%
Inventory	3,536	8,518	-58%
Other current assets	1,029	417	147%
Total	7,776	14,309	-46%

A summary of changes in current liabilities for the year is as follows:

	12/31/01	12/31/00	% Change
	($ thousands)		
Line of credit	$4,372	$ 4,803	-9%
Accounts payable	674	5,431	-88%
Other current liab.	584	936	-38%
Total	5,630	11,170	-50%

During 2001, $884,725 of cash was generated by operating activities. Inventory was reduced by $4,227,225 and accounts receivable was reduced by $2,155,965. $5,093,682 of that cash was used to pay down accounts payable and accrued expenses. The $4,227,225 reduction of inventory, net of reserves, represents a decrease of over 50% of the inventory balance at December 31, 2000.

We used $384,024 of cash generated by operating activities over the year to purchase equipment, including computers and software. A major portion of the expenditures was to start up the repair services program for H-P.

We used $431,621 of cash generated by operating activities in 2001 to pay down the line of credit from $4,803,309 to 4,371,688. The line of credit is the primary source of non-operational funding. The line had a limit of the lower of $7 million or percentages of eligible accounts receivables and inventory during 2001, and had a variable interest rate of 0.85% below prime. The interest rate on the line of credit declined from 8.65% at the beginning of 2001 to 3.90% at December 31, 2001.

We lease our operating facility under an operating lease in which we have an obligation to pay rent through 2009. See Note 6 to the financial statements contained herein. Except for that operating lease, we have not entered into any off-balance sheet transactions in 2001 and 2000.

The company maintains a bank line of credit with KeyBank National Association (KeyBank). The line is payable on demand and is collateralized by a "Blanket Lien" on all assets of the Company. The amount available under the line of credit is subject to borrowing base restrictions and other financial covenants as outlined in the agreement. In addition, the agreement restricts the payment of cash dividends.

On March 7, 2002, the terms of the bank line of credit with KeyBank were amended to reflect the company's near term borrowing needs and the company's credit risk as rated by KeyBank. The amount available under the line has been reduced from $7,000,000 to $6,000,000 and is due and renewable by July 31, 2002. The interest rate has been increased from the prime rate less .85% to the prime rate.

The aforementioned borrowing base on the line of credit is calculated as 85% of eligible accounts receivable and 50% of inventory value, net of reserves. That calculation represents the maximum amount that can be drawn on the line of credit. In the near term, that number is not expected to exceed $6,000,000. The unused capacity on the line (the excess of the borrowing base calculation over the amount drawn) ranged from a high of $1,634,808 at June 30, 2001 to a low of $128,471 at December 31, 2001. As the line of credit is our primary source of financing, it is critical to our short-term liquidity. To maintain a sufficient borrowing base to meet our needs and meet the covenant requirements of the line, we must maintain sales and gross profit levels with minimum inventory on hand, and effectively manage cash flow from collections to payments. Significant delays or loss of customer orders, or delayed customer payments, could severely impact our ability to meet our short-term financial obligations. Inventory reductions also reduce our borrowing base, thereby limiting our capacity for short-term borrowing. This would include reductions in inventory due to changes in the valuation of our inventory and the setting of appropriate inventory reserves to reflect changes in technology or reduced customer requirements.

Additional financing will be needed to support the future growth plans of the company. The search for financing continues. However, economic factors have greatly decreased the availability and increased the cost of financing for our industry and hampered our progress in this area. The slowdown in product sales and our recent losses have shifted our focus to attaining additional service business and returning to profitability. As we make progress in these areas, and/or the demand for products returns, we expect to increase our efforts to obtain further financing.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

BALANCE SHEETS

December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 72,237	$ 35,873
Accounts receivable, net of allowance for doubtful accounts of $15,000 and $8,000, respectively	3,210,935	5,373,900
Inventory (Note 1)	3,535,779	8,517,925
Other prepaid expenses	135,987	134,471
Refundable income taxes	372,687	—
Deferred income taxes (Note 8)	448,000	247,000
	7,775,625	14,309,169
PROPERTY AND EQUIPMENT (Notes 1 and 6)		
Leasehold improvements	215,689	189,389
Furniture and fixtures	316,106	286,290
Computer equipment and related software	1,777,323	1,241,864
Shop equipment	410,999	305,809
Vehicle	21,846	21,846
	2,741,963	2,045,198
Less accumulated depreciation and amortization	1,295,975	871,368
	1,445,988	1,173,830
OTHER ASSETS		
Deposits	21,885	18,112
License agreement, less accumulated amortization of $4,861	30,139	—
	52,024	18,112
	$9,273,637	$15,501,111

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

BALANCE SHEETS

December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Line of credit (Note 2)	$4,371,688	$ 4,803,309
Current portion of long-term debt (Note 3)	133,333	138,459
Current portion of capital lease obligation (Note 6)	24,827	—
Accounts payable	674,179	5,431,070
Accrued expenses:		
Wages and payroll taxes	223,449	322,284
Employee benefits	59,593	169,748
Income taxes	—	168,634
Other	134,756	93,923
Unearned service revenue	7,991	42,340
	5,629,816	11,169,767
LONG-TERM LIABILITIES		
Long-term debt, less current portion (Note 3)	33,334	166,667
Capital lease obligation, less current portion (Note 6)	22,759	—
Deferred income taxes (Note 8)	42,000	41,000
	98,093	207,667
	5,727,909	11,377,434
COMMITMENTS AND CONTINGENCIES (Notes 2, 3, and 6)	—	—
STOCKHOLDERS' EQUITY (Notes 4 and 5)		
Preferred stock; no par value; 4,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock; no par value; 25,000,000 and 10,000,000 shares authorized; 5,483,204 and 5,394,504 shares issued and outstanding, respectively	2,136,249	2,028,437
Additional paid-in capital	501,506	497,506
Retained earnings	907,973	1,597,734
	3,545,728	4,123,677
	$9,273,637	$15,501,111

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2001 and 2000

	2001	2000
SALES		
Product sales	$18,118,202	$21,047,803
Service sales	4,554,281	4,268,636
	22,672,483	25,316,439
COST OF SALES		
Product sales	14,753,196	16,444,797
Service sales	3,499,500	2,483,644
	18,252,696	18,928,441
GROSS PROFIT	4,419,787	6,387,998
OPERATING EXPENSES		
Selling, general and administrative	3,823,051	3,413,792
Research and development	1,368,151	1,127,339
	5,191,202	4,541,131
INCOME (LOSS) FROM OPERATIONS	(771,415)	1,846,867
OTHER EXPENSE		
Interest expense	351,346	229,177
INCOME (LOSS) BEFORE INCOME TAXES	(1,122,761)	1,617,690
INCOME TAXES (Note 8)	(433,000)	604,000
NET INCOME (LOSS)	$ (689,761)	$ 1,013,690
BASIC EARNINGS (LOSS) PER COMMON SHARE (Note 9)	$ (0.13)	$ 0.20
DILUTED EARNINGS (LOSS) PER COMMON SHARE (Note 9)	$ (0.13)	$ 0.18

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock				
	Outstanding Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE—December 31, 1999	4,874,804	$1,615,638	$214,506	$ 584,044	$2,414,188
Options and warrants exercised	519,700	412,799	—	—	412,799
Tax benefits from employee stock option plans	—	—	283,000	—	283,000
Net income	—	—	—	1,013,690	1,013,690
BALANCE—December 31, 2000	5,394,504	2,028,437	497,506	1,597,734	4,123,677
Options and warrants exercised	88,700	107,812	—	—	107,812
Tax benefits from employee stock option plans	—	—	4,000	—	4,000
Net loss	—	—	—	(689,761)	(689,761)
BALANCE—December 31, 2001	5,483,204	$2,136,249	$501,506	$ 907,973	$3,545,728

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (689,761)	$ 1,013,690
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	430,307	344,063
Provision for doubtful accounts	7,000	(2,000)
Inventory reserves	455,996	127,117
Provision for deferred taxes	(200,000)	(88,000)
Tax benefit from employee stock option plans	4,000	283,000
Loss on disposal of property and equipment	—	11,802
(Increase) decrease in assets:		
Accounts receivable	2,155,965	(2,901,819)
Inventory	4,227,225	(6,010,467)
Prepaid expenses and other assets	(5,289)	569
Refundable income taxes	(372,687)	—
Increase (decrease) in liabilities:		
Accounts payable	(4,756,891)	3,651,854
Accrued expenses and taxes	(336,791)	194,298
Unearned revenues	(34,349)	(18,913)
Total adjustments	1,574,486	(4,408,496)
Net cash provided by (used in) operating activities	884,725	(3,394,806)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(384,024)	(630,772)
Net cash used in investing activities	(384,024)	(630,772)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from line of credit	(431,621)	3,503,309
Principal payments on long-term debt	(138,459)	(289,953)
Long-term borrowings	—	400,000
Principal payments on capital lease obligation	(2,069)	—
Proceeds from stock options exercised	107,812	412,799
Net cash provided by (used in) financing activities	(464,337)	4,026,155

The accompanying notes are an integral part of these financial statements.

PINNACLE DATA SYSTEMS, INC.
(DBA PDSi)

STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2001 and 2000

	2001	2000
INCREASE IN CASH	36,364	577
CASH—Beginning of year	35,873	35,296
CASH—End of year	$ 72,237	$ 35,873
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$354,541	$225,099
Income taxes paid, net of refunds	$308,321	$422,587

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS

During 2001, the company capitalized $298,925 of inventory as computer equipment.

During 2001, the Company entered into a capital lease to purchase equipment in the amount of $49,655.

During 2000, the Company capitalized $42,706 of inventory as computer equipment.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

A. Nature of Business—Pinnacle Data Systems, Inc. (dba PDSi) (the Company) designs, manufactures and integrates SPARC-based board and system-level data transmission products for Original Equipment Manufacturers (OEMs). The Company also provides OEM board and component-level depot repair and worldwide support for electronic equipment such as computers, peripherals and printed circuit board assemblies.

B. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Fair Value of Financial Instruments—Carrying amounts of certain of the Company's financial instruments including cash, accounts receivable, accounts payable, and other accrued liabilities, approximate fair value because of their short maturities. The Company's line of credit and long-term debt approximate fair value as the interest rates on these obligations approximate the current prime rate.

D. Concentration of Credit Risk—Financial instruments, which potentially subjects the Company to a concentration of credit risk principally consist of accounts receivable. The Company grants credit to its customers, which are varied in terms of size, geographic location and financial strength. Customer balances are continually monitored to minimize the risk of loss.

For 2001, the Company had four customers that generated revenues of approximately $7,101,000, $5,868,000, $2,621,000, and $2,544,000 or 31%, 26%, 12%, and 11% respectively, of total revenue. In the statements of operations, approximately $4,012,000 of the revenues from these customers is included in service sales and $14,122,000 is included in product sales. In addition, these customers represented 19%, 18%, 20%, and 12%, respectively, of accounts receivable at December 31, 2001.

For 2000, the Company had three customers that generated revenues of approximately $7,111,000, $5,341,000, and $3,581,000 or 28%, 21%, and 14%, respectively, of total revenue. In the statements of operations, approximately $3,445,000 of the revenues from these customersis included in service sales and $12,588,000 is included in product sales. In addition, these customers represented 41%, 12%, and 11%, respectively, of accounts receivable at December 31, 2000.

E. Revenue Recognition—Revenue from product sales is recognized upon shipment to customers. Revenue from service sales is generally recognized as services are provided. Services consist of: (i) repairing products manufactured by third parties, (ii) earning fees by warehousing replacement components and parts for manufacturers and managing the process by which their customers exchange defective components and parts for replacement components and parts; and (iii) service contracts with certain customers generally for six to twelve months; for which, revenue is deferred and recognized in income on a straight-line basis over the contract period.

F. Inventories—Inventories are valued at average cost, not in excess of market.

Inventory at December 31, 2001 and 2000 was comprised of the following:

	2001	2000
Component parts (raw materials)	$1,991,862	$5,842,956
Work-in-process	709,613	1,882,018
Finished goods	834,304	792,951
	$3,535,779	$8,517,925

The carrying values of component parts and finished goods represent management's estimate of their net realizable value. Such value is based on forecasts of product orders and repair/trade-in activity in the ensuing years. Such forecasts are based on historical information, known contracts, and management's expertise in computer hardware life cycles. The computer hardware industry is characterized by rapid technological advancement and change.. In addition, during 2001, the economy and computer hardware industry weakened. Should demand for the Company's products and repair/trade-in hardware prove to be significantly less than anticipated and if the current economic and industry conditions continue, the ultimate realizable value of such products could be substantially less than the amount shown in the balance sheet. At December 31, 2001 and 2000, the Company has provided reserves of approximately $774,000 and $318,000, respectively against the carrying value of inventory.

G. Statement of Cash Flows—For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001 or 2000.

H. Property and Equipment—Property and equipment are recorded at cost. Depreciation and amortization is provided on the straight-line method for financial reporting purposes over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are charged to operations as incurred, while expenditures for additions and improvements are capitalized. The vehicle is depreciated over 3 years. Furniture and fixtures, computer equipment and related software, and shop equipment are depreciated over useful lives ranging from 3 to 7 years. Leasehold improvements are being amortized over the shorter of useful life or remaining lease term. Depreciation and amortization expense amounted to $430,307 and $344,063 for the years ended December 31, 2001 and 2000, respectively.

I. Advertising—All of the Company's advertising costs are of the nondirect-response type. The Company expenses all advertising costs as incurred or at the time the advertising takes place.

J. Life Insurance—The Company has purchased, and is the beneficiary, of four term life insurance policies on key employees of the Company. The total amount of coverage at December 31, 2001 and 2000 was $12,250,000 and $3,250,000, respectively.

K. Stock-Based Compensation—The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". This standard encourages the adoption of the fair value-based method of accounting for employee stock options or similar equity instruments, but continues to allow the Company to measure compensation cost for those equity instruments using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value-based method, compensation cost is measured at the grant date based on the value of the award. Under the intrinsic value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount the employee must pay to acquire the stock. The Company intends to continue the use of the intrinsic value-based method.

As a result, this standard does not have any effect to the Company's financial statements other than to require disclosure of the pro forma effect on net income (loss) of using the fair value-based method of accounting. The Company has made the disclosures required by SFAS No. 123 as of December 31, 2001 and December 31, 2000 and for the years then ended. (see Note 5).

L. Research and Development—Research and development costs are charged to operations when incurred and are included in operating expenses.

M. Effects of Recent Accounting Pronouncements—In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires intangible assets with indefinite lives not to be amortized. Rather, they are to be tested for impairment annually, but intangible assets with finite lives are subject to amortization over their remaining useful lives. SFAS No. 142 is effective for all fiscal years beginning after December 15, 2001. The adoption of SFAS No. 142 does not have a material effect on the Company's operating results or financial position at December 31, 2001 or in the foreseeable future. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The adoption of SFAS No. 144 does not have a material effect on the Company's operating results or financial position at December 31, 2001 or in the foreseeable future.

N. Reclassifications—Certain insignificant amounts for the year 2000 have been reclassified to conform with the 2001 presentation.

Note 2. Line of Credit

At December 31, 2001 and 2000, the Company had a $7,000,000 bank line of credit with monthly interest payments at prime (4.75% at December 31, 2001 and 9.50% at December 31, 2000) minus 0.85%. The Company is obligated for funds drawn against this line of credit in the amount of $4,371,688 and $4,803,309 at December 31, 2001 and 2000, respectively.

The line is payable on demand and is collateralized by a "Blanket Lien" on all assets of the Company. The amount available under the line of credit is subject to borrowing base restrictions as outlined in the agreement. In addition, the agreement restricts the Company from paying cash dividends and from entering into additional debt agreements without prior consent of the bank. During 2001, the Company entered into a capital lease (Note 6) which was a violation of the debt covenants. The bank has waived this covenant as it pertains to this specific capital lease over its remaining term.

On February 12, 2002, the Company accepted a commitment letter from the bank to enter into a new $6,000,000 bank line of credit agreement with monthly interest payments at prime. The line of credit is due no later than July 31, 2002, subject to renewal. In addition, the line is payable on demand and is collateralized by a "Blanket Lien" on all assets of the Company. The amount available under the line of credit is subject to borrowing base restrictions and other financial covenants as outlined in the agreement. In addition, the agreement restricts the payment of cash dividends.

Note 3. Long-Term Debt

Following is a summary of long-term debt at December 31:

	2001	2000
Prime (4.75% and 9.50%, at December 31, 2001 and 2000, respectively) minus .25% note payable in monthly installments of $12,627 including interest through February 2003; collateralized by substantially all assets of the Company	$166,667	$300,000
3.9% vehicle loan, payable in monthly installments of $401, including interest, paid in full during 2001.	—	5,126
Total long-term debt	166,667	305,126
Less current portion	133,333	138,459
	$ 33,334	$166,667

Aggregate maturities on long-term debt for the years ending after December 31, 2001 is as follows:

2002	$133,333
2003	33,334
	$166,667

Note 4. Stockholders' Equity

A. Authorized Shares—On May 23, 2001, the shareholders approved amendments to the Company's Articles of Incorporation to increase the authorized number of common shares from 10,000,000 to 25,000,000. On June 24, 2000, the shareholders approved amendments to the Company's Articles of Incorporation to increase the authorized number of common shares from 5,000,000 to 10,000,000.

B. Preferred stock—On June 24, 2000, the shareholders authorized 4,000,000 preferred shares. None of these shares were issued or outstanding at December 31, 2001 or 2000.

Note 5. Stock Options and Warrants

The Company adopted the Pinnacle Data Systems, Inc., 1995 Stock Option Plan (the Plan) on December 19, 1995. Any employee who is granted a discretionary option may purchase Company common stock over a ten-year period, at the fair market value at time of grant. (If the grantee owns more than 10% of the Company's stock at the time of the grant, the purchase price shall be at least 110% of the fair market value and the options expire five years from the date of grant.) The aggregate number of common shares of the Company, which could have been granted under the plan, was 1,200,000 shares. All incentive options available under the plan shall be granted by December 19, 2005. On February 16, 2000, the Board of Directors amended the Pinnacle Data Systems, Inc., 1995 Stock Option Plan, which was subsequently approved by the shareholders on June 24, 2000, to increase the number of shares reserved for issuance pursuant to options to 2,400,000 common shares.

On March 22, 2000, the Company adopted the Pinnacle Data Systems, Inc., 2000 Director Stock Option Plan (Director Plan) which was subsequently approved by the shareholders on June 24, 2000. Under the Directors Plan, 500,000 shares are reserved for issuance to Directors who are not employees of the Company (Outside Director). Any Outside Director who has been granted a discretionary option may purchase Company common stock over a ten-year period, at the fair market value at time of grant. Before the adoption of the Director Plan, previous issuance of stock options to Outside Directors were made by entering into individual stock option agreements.

Although the Board of Directors has the authority to set other terms, the options are generally exercisable one year from the date of grant.

The following table is a summary of option activity:

Stock Option Plan

	2001		2000	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Employee Stock Option Agreements				
Outstanding, beginning of year	909,600	$1.64	1,145,600	$0.85
Granted	290,250	2.28	231,400	3.95
Exercised	17,200	0.80	455,200	0.84
Forfeited	24,000	3.67	12,200	0.94
Outstanding, end of year	1,158,650	$1.77	909,600	$1.64
Exercise price range of options outstanding	$0.63 to $5.25		$0.63 to $5.25	
Director Stock Option Agreements				
Outstanding, beginning of year	166,000	$1.48	150,000	$0.85
Granted	80,000	2.35	36,000	3.88
Exercised	16,000	1.03	20,000	1.03
Forfeited	—	—	—	—
Outstanding, end of year	230.000	$1.81	166,000	$1.48
Exercise price range of options outstanding	$0.75 to $3.88		$0.75 to $3.88	

The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:

	Options Outstanding		
Range of Exercise Price	Number Outstanding	Weighted-average Remaining Contractual Life (in years)	Weighted-average Exercise Price Per Share
$0.63-0.97	560,200	5.01	$0.76
$1.03-1.90	293,500	7.81	1.26
$2.35-2.59	281,750	7.69	2.41
$3.07-5.25	253,200	8.24	3.91
Total	1,388,650	6.93	$1.78

	Options Exercisable	
Range of Exercise Price	Number Exercisable	Weighted-average Exercise Price Per Share
$0.63-0.97	560,200	$0.76
$1.03-1.90	213,000	1.05
$2.35-2.59	—	—
$3.07-5.25	206,200	3.95
Total	979,400	$1.50

At December 31, 2000, 808,400 outstanding options were exercisable. The weighted-average exercise price for outstanding options was $0.85 at December 31, 2000.

The options outstanding at December 31, 2001 are exercisable through periods ranging from September 2002 through October 2011.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. As noted in Note 1.K., the Company is continuing to utilize the intrinsic value-based method for accounting for employee stock options or similar equity instruments; therefore, the Company has not recorded any compensation cost in the statements of operations for stock-based employee compensation awards.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma income and earnings (loss) per share are as follows for the year ended:

	2001	2000
Net income (loss)—as reported	$ (689,761)	$1,013,690
Net income (loss)—pro forma	$(1,193,446)	$ 730,480
Basic earnings (loss) per common share—as reported	$ (.13)	$ .20
Basic earnings (loss) per common share—pro forma	$ (.22)	$ .14
Diluted earnings (loss) per common share—as reported	$ (.13)	$ .18
Diluted earnings (loss) per common share—pro forma	$ (.22)	$ .13
Weighted-average fair value of options granted during the year	$ 2.30	$ 3.93

The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for the year ended:

	2001	2000
Risk-free interest rate	5.0%	5.6%
Dividend yield	0%	0%
Volatility factor	73.40%	66.68%
Weighted average expected life in years	9.0	9.5

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require input of highly subjective assumptions including the expected stock price volatility. The Company uses projected volatility rates which are based upon historical volatility rates trended into the future. Because the Company's stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a single measure of the fair value of the Company's options.

Stock Warrants—As part of the April 1996 offering circular, the underwriter was granted warrants to purchase 100,000 shares of common stock at $1.38 per share. The warrants became exercisable in May 1997 and expired in April 2001. During 2001 and 2000, 55,500 and 44,500 warrants, respectively were exercised.

Note 6. Leases

Operating

The Company leases its operating facility under an operating lease that expires in 2009.

Minimum future lease payments under the operating lease as of December 31, 2001 are as follows:

2002	$ 495,233
2003	517,080
2004	568,274
2005	589,216
2006	589,216
Thereafter	1,374,838
	$4,133,857

Total rent charged to operations for operating leases and other month-to-month rental obligations for the years ended December 31, 2001 and 2000 amounted to $537,190 and $388,732, respectively.

Capital

During 2001, the Company entered into a capital lease to acquire shop equipment. The future minimum lease payments by year with the present value of such payments, as of December 31, 2001 is as follows:

2002	$26,814
2003	24,579
Total minimum lease payments	51,393
Less amount representing interest	3,807
Present value of minimum lease payments	47,586
Less current portion	24,827
Long-term capital lease obligation	$22,759

The equipment under capital lease is included in the accompanying balance sheet under the following captions:

	December 31, 2001
Shop equipment	$49,655
Less accumulated depreciation	591
Net book value	$49,064

Amortization of equipment under capital leases was $591 for 2001.

Note 7. Profit Sharing and 401(k) Savings Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code. The plan covers all employees age 21 or over with three months of service. Under the plan, employees may elect to defer from 1% to 12% of their salary, subject to Internal Revenue Code limits.

The Company, at its discretion, may match up to 100% of employee contributions up to 6% of wages deferred with a maximum contribution $4,500 per employee. The Company elected not to make a matching contribution for 2001. The Company made a matching contribution of $76,098 for the year ended December 31, 2000.

Note 8. Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax reporting purposes in different periods. Deferred taxes are classified as current or long-term, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or long-term depending on the periods in which the temporary differences are expected to reverse.

The components of the deferred tax asset (liability) consisted of the following at December 31:

	2001	2000
Current:		
Federal	$366,000	$209,000
State	55,000	26,000
City	27,000	12,000
	$448,000	$247,000
Noncurrent:		
Federal	$ (36,000)	$ (35,000)
State	(4,000)	(4,000)
City	(2,000)	(2,000)
	$ (42,000)	$ (41,000)

Net deferred tax assets in the accompanying balance sheets include the following components:

	2001	2000
Assets		
Inventory reserves	$309,000	$127,000
Allowance for doubtful accounts	6,000	3,000
Alternative minimum tax carryforward	16,000	—
State net operating loss carryforward	20,000	—
Uniform capitalization	43,000	—
Bonus accrual	—	47,000
Vacation accrual	24,000	38,000
Other	30,000	32,000
	$448,000	$247,000
Liabilities		
Depreciation	$ 42,000	$ 41,000
	$ 42,000	$ 41,000

The components of the tax expense (benefit) for the year ended December 31, were as follows:

	2001	2000
Current:		
Federal	$(172,000)	$626,000
State	(61,000)	30,000
City	—	36,000
	(233,000)	692,000
Deferred:		
Federal	(156,000)	(65,000)
State	(29,000)	(15,700)
City	(15,000)	(7,300)
	(200,000)	(88,000)
Total	$(433,000)	$604,000

The following sets forth the differences between the provision for income taxes computed at the federal statutory rate of 34% and that reported for financial statement purposes:

	2001	2000
Income tax provision at statutory rate	$(382,000)	$550,000
Add:		
Tax effect of permanent differences	12,000	8,000
State income taxes, net of federal income tax provision	(96,000)	34,000
Other, net	33,000	12,000
Total income tax provision	$(433,000)	$604,000

The Company's income tax payable for federal, state, and local purposes has been reduced by the tax benefits associated with the exercise of employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock at the time of exercise and the option price, tax effected. These tax benefits were credited directly to additional paid-in capital, reduced taxes payable, and amounted to $4,000 and $283,000 for the years ended December 31, 2001 and 2000, respectively.

Note 9. Earnings (Loss) Per Common and Common Equivalent Share

Earnings (loss) per common and common equivalent share were computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. At December 31, 2000, the number of common shares was increased by the number of shares issuable on the exercise of outstanding stock options and warrants when the market price of the common stock exceeds the exercise price of the options and warrants. This increase in the number of common shares was reduced by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of the options; those purchases were assumed to have been made at the average price of the common stock during that part of the year when the market price of the common stock exceeded the exercise price of the options. At December 31, 2001, all potential common stock is considered anti-dilutive due to the net loss.

The following data show the amounts used in computing earnings (loss) per share (EPS) and the effect on income and the weighted-average number of shares of dilutive potential common stock.

At December 31, 2000, all outstanding options and warrants were "in-the-money" and therefore were included in computing diluted EPS.

	2001	2000
Income available to common stockholders used in basic EPS and diluted EPS	$ (689,761)	$1,013,690
Weighted average number of common shares used in basic EPS	5,460,394	5,065,521
Effect of dilutive securities:		
Stock options and warrants	—	653,965
Weighted number of common shares and dilutive potential common stock used in diluted EPS	5,460,394	5,719,486

For the second and third quarters of 2001, the Company reported loss per diluted share of $(0.05) and $(0.06), respectively. However, the loss per diluted share should have been reported to be the same as the loss per basic share, $(0.06) and $(0.07), respectively. Loss per diluted share is required to be calculated using outstanding shares only. No dilution effect should have been recognized due to the net losses in the second and third quarter.

Note 10. Operating Segments

The Company's reportable segments are Product and Service and are described in Item 1 of the Company's form 10KSB, including a discussion of principle markets and distribution. The other column listed below reflects items that are not allocated to segments. These items primarily represent assets and expenses for various administrative functions within the Company. The Company evaluates performance based on operating earnings of the reportable segments.

Segment information for the years ended December 31, 2001 and 2000, was as follows:

	2001			
	Product	Service	Other	Total
Sales	$18,118,202	$4,554,281	$ —	$22,672,483
Gross profit	3,365,006	1,054,781	—	4,419,787
Operating earnings (loss)	195,393	236,547	(1,203,355)	(771,415)
Depreciation and amortization	80,676	242,028	107,603	430,307
Interest expense	—	—	351,346	351,346
Total assets	6,329,606	1,571,545	1,372,486	9,273,637
Capital expenditures	379,482	203,045	150,077	732,604

	2000			
	Product	Service	Other	Total
Sales	$21,047,803	$4,268,636	$ —	$25,316,439
Gross profit	4,603,006	1,784,992	—	6,387,998
Operating earnings (loss)	1,988,640	1,001,086	(1,131,057)	1,858,669
Depreciation and amortization	72,353	217,060	54,650	344,063
Interest expense	—	—	229,177	229,177
Total assets	13,229,011	1,911,601	360,499	15,501,111
Capital expenditures	315,212	114,890	243,376	673,478

Two segments were reported on Form 10QSB for Service in the first three quarters of 2001, Repair and Other service. For this 10KSB, for the year ended December 31, 2001, the two segments are combined, as in prior years, under Service. The Company does not believe the additional breakdown of the Service segment provided significant additional insight into the Company's operations for the readers of these financial statements.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) *Market Information.* Since September 7, 2000, our common stock has traded on the American Stock Exchange under the stock symbol "PNS." Set forth below is the range of high and low sales prices of the common shares on the American Stock Exchange during the four quarters of 2001 and the last two fiscal quarters of 2000, beginning on September 7, 2000.

	Range of Sales Prices	
	High	Low
Fiscal Year 2001		
Fourth quarter (ended December 31)	$2.00	$1.06
Third quarter (ended September 30)	2.00	0.85
Second quarter (ended June 30)	3.50	1.75
First quarter (ended March 31)	5.13	2.60
Fiscal Year 2000		
Fourth quarter (ended December 31)	$7.38	$3.00
Third quarter (from September 7 to September 30)	6.19	4.13

From April 1996 until September 6, 2000, our common stock traded on the OTC Bulletin Board under the stock symbol "PNDS." Set forth below is the range of high and low bid prices for our common stock during the first three quarters of 2000 through September 6, 2000.

	Bid Prices	
	High	Low
Fiscal Year 2000		
Third quarter (through September 6)	$6.13	$3.00
Second quarter (ended June 30)	3.84	1.86
First quarter (ended March 31)	3.75	0.81

The foregoing bid prices were obtained from the National Quotation Bureau Pink Sheets and reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

(b) *Holders.* On March 1, 2002, there were 86 holders of record of the Shares. Most of the Shares not held by officers and directors are held in street name.

(c) *Dividends.* During the past five years, we have not paid cash dividends. Payments of dividends are within the discretion of our board of directors. In addition, under the terms of a loan agreement with a bank, we are prohibited from declaring or paying dividends to common shareholders and from redeeming stock from shareholders.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Pinnacle Data Systems, Inc. (dba PDSi)
Columbus, Ohio

We have audited the accompanying balance sheets of Pinnacle Data Systems, Inc. (dba PDSi) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Data Systems, Inc. (dba PDSi) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ HAUSSER + TAYLOR LLP
Hausser + Taylor LLP

Columbus, Ohio
February 5, 2002

CHANGE IN INDEPENDENT ACCOUNTANT FOR 2002

On March 20, 2002, Hausser + Taylor LLP was dismissed as the independent accountant for the Company. The decision to dismiss Hausser + Taylor LLP was recommended by the Company's Audit Committee and approved by its Board of Directors. The reports of Hausser + Taylor LLP on the Company's financial statements for 2000 and 2001 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's 2000 and 2001 fiscal years and during 2002 preceding the dismissal of Hausser + Taylor LLP, the Company had no disagreements with Hausser + Taylor LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. During the two most recently completed fiscal years and during 2002, Hausser + Taylor LLP (A) did not advise the Company that the internal controls necessary for the Company to develop reliable financial statements did not exist; (B) did not advise the Company that information had come to their attention that made them unwilling to rely on management's representations, or that had made them unwilling to be associated with the financial statements prepared by management; (C) did not advise the Company of the need to expand significantly the scope of its audit, or that information had come to their attention during the two most recently completed fiscal years or during 2002, that would or if further investigated might materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements).

Based upon the recommendation of the Company's Audit Committee, the Board of Directors has selected Deloitte & Touche LLP as the Company's new independent accountant as of March 20, 2002. Prior to such date, the Company did not consult with Deloitte & Touche LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered by Deloitte & Touche LLP on the Company's financial statements, or (iii) any other matter that was the subject of a disagreement between the Company and Hausser + Taylor LLP or otherwise a reportable event (both as described in Item 304(a)(1)(iv) of Regulation S-B and its related instructions).

CORPORATE INFORMATION

Corporate Officers

John D. Bair
Chairman, Chief Executive Officer, and President

Michael R. Sayre
Executive Vice President, Treasurer, and Chief Financial Officer

C. Robert Hahn
Vice President, Service Group

Christopher L. Winslow
Vice President, Product Group

Thomas J. Carr
Controller

Joy S. Bair
Secretary

Corporate Office

Pinnacle Data Systems, Inc.
6600 Port Road
Groveport, OH 43125
Tel: 800.882.8282
Tel: 614.748.1150
Fax: 614.748.1209
www.pinnacle.com

Board of Directors

John D. Bair
Chairman, Chief Executive Officer, and President,
Pinnacle Data Systems, Inc.

Michael R. Sayre
Executive Vice President, Treasurer, and Chief Financial Officer,
Pinnacle Data Systems, Inc.

C. Robert Hahn
Vice President, Service Group,
Pinnacle Data Systems, Inc.

Hugh C. Cathey
President, Western Region, Qwest Communications, International

Paul H. Lambert
Chief Technology Officer,
Fusion Arts Partners

Thomas M. O'Leary
Director of Manufacturing Development,
Lucent Technologies (retired)

Robert V. R. Ostrander
Chairman,
Manex Financial Management

Stock Symbol

PNS
Listed on the American Stock Exchange

Transfer Agent and Registrar

Firstar Bank, N.A.
425 Walnut Street, ML
ML 5155
P.O. Box 1118
Cincinnati, OH 45201-1118

Independent Accountants

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611

Legal Counsel

Schottenstein Zox & Dunn, Co. L.P.A.
The Huntington Center
41 South High Street
Suite 2600
Columbus, OH 43215-6106

Shareholders may receive a copy of the Company's 2001 Annual Report on Form 10-KSB without charge by writing to:

Investor Relations
Pinnacle Data Systems, Inc.
6600 Port Road
Groveport, OH 43125

PDSi
PINNACLE DATA SYSTEMS, INC.
Pinnacle Data Systems, Inc. | 6600 Port Road | Groveport, OH 43125
800.882.8282 | 614.748.1150 | www.pinnacle.com